Registration No. 333-____________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SPARTAN STORES, INC.
(Exact Name of Registrant as Specified in its Charter)

Michigan	38-0593940
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification Number)

850 76th Street, S.W., P.O. Box 8700
Grand Rapids, Michigan	49518
(Address of Principal Executive Offices)	(Zip Code)

SPARTAN STORES, INC.
LONG-TERM INCENTIVE PLAN
(Full Title of the Plan)

Charles B. Fosnaugh	Copies to:	Alex J. DeYonker
Vice President Development		Warner Norcross &Judd LLP
Spartan Stores, Inc.		900 Old Kent Building
850 76th Street		111 Lyon Street, N.W.
Grand Rapids, Michigan 49518		Grand Rapids, Michigan 49503-2487
(Name and Address of Agent for Service)

(616) 878-2000
(Telephone Number, Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2) (3)	Proposed Maximum Aggregate Offering Price (2) (3)	Amount of Registration Fee
Class A Common Stock, $2 Par Value	500,000 shares	$ 13.30	$6,650,000	$1,755.60

(1)

Plus such indeterminate number of additional shares as may be required to be issued in the event of an adjustment as a result of an increase in the number of issued shares of Common Stock resulting from a subdivision of such shares, the payment of a stock dividend or certain other capital adjustments.

(2)	Estimated solely for the purpose of calculating the registration fee.

(3)

On February 4, 2000, the Trading Value (as defined in the Spartan Stores, Inc. Long-Term Incentive Plan) of a share of Class A Common Stock was $13.30. The registration fee is calculated in accordance with Rule 457(h) and (c).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.    Incorporation of Documents by Reference.

          The following documents filed with the Securities and Exchange Commission are incorporated by reference in this Registration Statement.

          (a)      Spartan Stores, Inc.'s ("Spartan" or the "Registrant") latest prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 that contains audited financial statements for the Registrant's latest fiscal year for which such statements have been filed.

          (b)      All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the prospectus referred to in (a) above.

          All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, prior to the filing of the post-effective amendment which indicates that all securities offered have been sold, or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part thereof from the date of filing of such documents.

Item 4.    Description of Securities.

          As of January 29, 2000, the authorized capital stock of Spartan consisted of 20,000,000 shares of Class A Common Stock (each a "Class A Share") and 5,000,000 shares of Class B Common Stock (each a "Class B Share"). The following description of Spartan's capital stock is qualified by reference to Spartan's Restated Articles of Incorporation and Bylaws, copies of which are included as exhibits to this Registration Statement.

          As of January 29, 2000, Spartan had outstanding 9,913,226 Class A Shares, held by approximately 520 record holders of the Company's Class A shares. As of the date of this Registration Statement, Spartan has not issued any Class B Shares. The Board of Directors may at any time, and from time to time, provide for the issuance of Class B Shares in one or more series, each with such a designation and, relative to the Class A Shares and to other series of the Class B Shares, such voting, distribution, dividend liquidation, conversion, participation, redemption and other rights, preferences, limitations and restrictions, if any, as will be stated in the resolution or resolutions providing for the issuance of the Class B Shares. Except as provided in the resolution or resolutions providing for the issuance of shares, all Class B Shares and any series thereof will be identical. Class A Shares, or Class B Shares or any series thereof, may be issued as a share dividend in respect of shares of another class or series as the Board of Directors may determine from time to time, or as otherwise permitted by statute.

Voting

          Each outstanding Class A Share entitles its holder to one vote. Except as otherwise required by law, or pursuant to the resolution or resolutions providing for the issuance of Class B Shares, Class A Shares and Class B Shares vote together as a single class and, except for the election of directors and certain extraordinary matters, the vote required to approve any corporate action is a majority of the votes cast at a meeting at which a quorum is present. Directors will be elected by a plurality of the votes cast at a meeting at which a quorum is present. Extraordinary matters, such as amendments to the Restated Articles of Incorporation, mergers, share exchanges, sales of assets, and dissolution, must be approved by the holders of a majority of the Class A Shares and all other voting groups entitled to vote thereon.

          The Restated Articles of Incorporation divide the Board of Directors into three classes, each class serving a three-year term, so that each year the terms of approximately one-third of the directors expire and approximately one-third of the directors are elected for a new three-year term.

          Under Michigan law, Class A Shares and Class B Shares will vote as separate voting groups on any amendment to the Restated Articles of Incorporation or any merger or share exchange to which Spartan is a party if the resolution or resolutions providing for the issuance of the Class B Shares provides for such a vote or if the amendment, merger or share exchange (i) would change the aggregate number of authorized shares of the class, (ii)  would alter or change the powers, preferences, or special rights of the shares of the class or other classes so as to affect the class adversely, or (iii) in the case of a share exchange, if the class or series thereof is included in the exchange.

          There are no preemptive rights to subscribe to shares of Spartan's capital stock.

Dividends and Other Distributions

          The holders of Class A Shares will be entitled to receive, to the extent permitted by law, such dividends and distributions as may be declared from time to time by the Board of Directors, but subject to any preferential, participation and other rights of holders of Class B Shares provided in the resolution or resolutions providing for the issuance of such Class B Shares. Certain loan agreements that Spartan has signed contain covenants that restrict the payment of dividends or other distributions to shareholders in the event of a default of the agreement or in excess of permitted amounts.

          In the event of the voluntary or involuntary liquidation, dissolution or winding up of Spartan, the holders of the Class A Shares will be entitled to receive all of the remaining assets of Spartan ratably in proportion to the number of Class A Shares held by them, but subject to any preferential, participation or other rights of holders of Class B Shares provided in the resolution or resolutions providing for the issuance of Class B Shares.

Restrictions on Original Issue and Transfer; Options to Purchase

          Prior to June 1990, Spartan's Bylaws permitted Spartan to issue shares of Common Stock only to retail food dealers and to the owner or owners of any type of business in payment of all or part of the purchase price in connection with the acquisition of the business. In June 1990, the shareholders approved an amendment to the Bylaws to authorize Spartan to issue its shares of capital stock only: (i) to its retail customers who are required to purchase and maintain a minimum investment in the Class A Shares ("Shareholder-Customers"), (ii) to employees of Spartan ("Associates"), (iii) to persons designated from time to time by the Board of Directors of Spartan ("Approved Holders"), and (iv) in connection with the acquisition of businesses, assets, or capital stock of another corporation (the persons to whom such shares are issued are referred to as "Qualified Holders"). The Board of Directors of Spartan has adopted a policy which requires Shareholder-Customers to purchase and hold a minimum investment (the "Required Investment") in the Class A Shares.

          The Board may not revoke the authorization as an Approved Holder of any person who owns any shares of capital stock of Spartan at the time of the attempted revocation. In May 1997, the Board of Directors designated as Approved Holders: (i) any shareholder or other equity owner of any Shareholder-Customer who owns 5 percent or more of the equity interests in the Shareholder-Customer; (ii) any member of the Board of Directors of Spartan; or (iii) any spouse of an Associate, any biological or adopted child of an Associate, if the child is 21 years of age or younger, or any trust created by the Associate or his or her spouse which is established for the benefit of the Associate or the spouse or any such child of the Associate.

          No sale, gift or other transfer by a shareholder of any Class A Shares of Spartan's capital stock, or any transfer of any such Class A Shares by operation of law, will be permitted by, or be effective with respect to, Spartan if the transferee would be at the time of transfer any person other than (i) a Shareholder-Customer who continues to purchase from Spartan grocery and other related products or (ii) an Approved Holder.

          Spartan has the option to purchase any Class A Shares which a shareholder proposes to sell, give or otherwise transfer or which are to be transferred by operation of law. Any shareholder proposing to effect a transfer is required to notify Spartan of the proposed transfer, the proposed terms and conditions thereof and the identity of the person to receive an interest in the Class A Shares. The option is exercisable for 60 days following Spartan's receipt of notice of the transfer. If Spartan does not exercise its option to purchase any of the Class A Shares which are the subject of a proposed transfer, then for a period of 90 days following the expiration of Spartan's option, the transferring shareholder may transfer the Class A Shares to the person or persons identified in the written notice required to be given to Spartan, if:

(i) after the transfer, the selling shareholder complies with any applicable Required Investment, (ii) the transferee agrees in a writing acceptable to Spartan to be bound by the Bylaws, and (iii) the transferee is a Shareholder-Customer who continues to purchase from Spartan grocery and other related products or is an Approved Holder.

          In its discretion, Spartan will have the option at any time to redeem any Class A Shares of its capital stock which are beneficially owned by any person who is not at the time of the redemption: (i) a Shareholder-Customer who continues to purchase from Spartan grocery and related products, (ii) an Associate who continues to be employed by the Company, (iii) an Approved Holder, or (iv) a Qualified Holder.

Redemption Policy

          Spartan's policy is to redeem, if possible, upon a shareholder's request, any Class A Shares held by the shareholder on the terms described below. Spartan's policy does not create or evidence any obligation on behalf of Spartan. Moreover, Spartan's Board of Directors, at its sole discretion, may at any time and from time to time revise or terminate the policy based on Spartan's financial condition, general market conditions, any requirement of or limitation imposed by law or any agreement by which Spartan is bound, or for any other reason deemed appropriate by the Board.

Purchase Price and Terms

          The following describes the price and terms that will apply to Spartan's purchase of any Class A Shares pursuant to its options to purchase and redeem the Shares and its redemption policy (subject to revision or termination of the policy) described above:

          (i)      If at the time of the purchase the shareholder is a Shareholder-Customer, Spartan will purchase for cash at the Trading Value in effect on the date of the purchase, no later than 60 days following the date Spartan elects to purchase the Class A Shares or the date the shareholder requests Spartan to redeem the stock, any Class A Shares beneficially owned by the shareholder in excess of the Required Investment which is applicable to the Shareholder-Customer or, if the Shareholder-Customer no longer purchases grocery and related products from Spartan, the Required Investment which was applicable to the Shareholder-Customer at the time the Shareholder-Customer ceased purchasing the products from Spartan;

          (ii)     If at the time of the purchase the shareholder is a Shareholder-Customer, Spartan will purchase the Class A Shares which constitute the Required Investment which is applicable to the Shareholder-Customer, or if the Shareholder-Customer no longer purchases grocery and related products from Spartan, the Required Investment which was applicable to the Shareholder-

Customer at the time the Shareholder-Customer ceased purchasing the products from Spartan in the six equal installments described in paragraph (iv) below ("Installments);

          (iii)      For any shareholder who at the time of the purchase is not and has not been subject to any Required Investment, the Company will purchase the shareholder's Class A Shares in Installments, unless the shareholder and Spartan agree to other terms;

          (iv)     The closing on the first Installment will occur at the date and time as to which Spartan and the selling shareholder mutually agree, but no later than 60 days following the date Spartan exercises its option to purchase the stock from the shareholder or the date the shareholder requests Spartan to redeem the stock. The closing on the second Installment will occur on the anniversary date following the closing of the first Installment. The closing on each subsequent Installment will occur on each corresponding anniversary date thereafter. The price for each Share to be acquired in each Installment will be the Trading Value in effect at the date of the closing on the Installment; and

          (v)      For the redemption of a Shareholder-Customer's Required Investment, no later than 30 days after the Shareholder-Customer's request to redeem, the Shareholder-Customer may elect to require Spartan to redeem at the Trading Value in effect at the date of redemption all of the Class A Shares with an aggregate Trading Value which equals the Shareholder-Customer's Required Investment on the following terms. Spartan will pay in cash to the Shareholder-Customer an amount equal to one-sixth of the purchase price for the Class A Shares. In addition, Spartan will execute and deliver to the Shareholder-Customer an unsecured promissory note for the balance of the redemption price. The note will be payable in no more than five equal annual Installments of principal, commencing one year from the date of the note. Interest will accrue thereon at the rate of interest 1 percent below the prime rate from time to time in effect until maturity as announced by Michigan National Bank, or such other lending institution as Spartan may select from time to time, and will be payable quarterly. Spartan may prepay the note at any time, in whole or in part, without penalty.

Certain Provisions of the Michigan Business Corporation Act

          Chapter 7A of the Michigan Business Corporation Act (the "Fair Price Act") establishes supermajority and fair price provisions for certain "business combinations." The provisions of the Fair Price Act apply to any Michigan corporation that: (i) has one hundred or more beneficial owners of its common stock; and (ii) did not have any beneficial owner of

10 percent or more of a class of common stock at the time the Fair Price Act became effective. Spartan satisfies these requirements. Thus, the Fair Price Act applies to Spartan.

          The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who beneficially owns 10 percent or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

          The supermajority vote required by the Fair Price Act does not apply to "business combinations" that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the corporation is at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; (ii) once becoming an interested shareholder, the person does not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends; (iii) once becoming an interested shareholder, the person does not receive the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance provided by the corporation or any of its subsidiaries; and (iv) there has been at least five years between the date the person became an "interested shareholder" and the date the business combination is consummated.

          The requirements of the Fair Price Act do not apply to "business combinations" with an interested shareholder that the board of directors has approved or exempted, specifically, generally or generally by types, from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

          The Fair Price Act would cease to apply to Spartan if its Restated Articles of Incorporation were amended to elect not to be covered by Chapter 7A. Such an amendment would require the same votes for approval as the Fair Price Act requires for approval of a business combination with an interested shareholder.

          Chapter 7B of the Michigan Business Corporation Act regulates the acquisition of "control shares" of Michigan corporations (the "Control Share Act"). The Control Share Act applies to Michigan corporations having one hundred or more shareholders of record, more than 10 percent of whom are residents of Michigan. Spartan also satisfies these requirements. Thus, the Control Share Act applies to Spartan.

          The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by a person or entity which, when combined with other shares held by that person or entity, would give the acquiror voting power at or above any of the following thresholds: 20 percent, 33 1/3 percent, or a majority. Under the Control Share Act, an acquiror may not vote shares acquired in a "control share acquisition" unless a majority of both the corporation's shareholders and the corporation's disinterested shareholders vote to confer voting rights on the "control shares." The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on whether the control shares shall be accorded voting rights. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition. In some cases, if control shares are accorded full voting rights as prescribed in Chapter 7B, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

          By an amendment to its Restated Articles of Incorporation or Bylaws electing not to be covered, either Spartan's Board of Directors or its shareholders could "opt out" of Chapter 7B and cause the Control Share Act to be inapplicable to "control share acquisitions" occurring thereafter, for as long as the amendment continued in effect. The Board currently has no plans to effect such an amendment, nor is it aware of any other plans or proposals to do so.

          The foregoing discussion concerning the provisions of the Michigan Business Corporation Act is qualified in its entirety by reference to such Michigan Business Corporation Act provisions.

Other Matters

          The Restated Articles of Incorporation authorize Spartan's Board to determine the preferences, limitations, and voting, dividend, distribution, liquidation, conversion, participation, redemption and other rights of any series of Class B Shares before issuance of the shares. The potential to issue shares pursuant to the authorization, together with the restrictions on transfer of the Class A Shares, may discourage or preclude certain transactions, whether or not beneficial to shareholders, and could discourage certain types of tactics that involve an actual or threatened acquisition or change in control of Spartan.

          Spartan has no present intention to issue any of its authorized Class B Shares. However, any issuance of Class B Shares in the future could adversely affect the rights of the holders of Class A Shares.

Item 5.    Interests of Named Experts and Counsel.

          Mr. Alex J. DeYonker, a Partner of Warner Norcross & Judd LLP, counsel to the Registrant, serves as a member of the Company's Board of Directors and General Counsel and Assistant Secretary of the Company.

Item 6.    Indemnification of Directors and Officers.

          The Registrant has the power to indemnify its directors, officers, employees and agents against liability for certain acts pursuant to Sections 561 through 565 of the Michigan Business Corporation Act. Pursuant to its Restated Articles of Incorporation and Bylaws, the Registrant may indemnify a director, officer, employee or agent for liabilities reasonably incurred resulting from any pending, threatened or completed action or proceeding arising out of such person's position with the Registrant. The Registrant has insured or indemnified its directors and officers against certain liabilities that may arise under the Securities Act.

Item 7.    Exemption from Registration Claimed.

          Not applicable.

Item 8.   Exhibits.

          The following exhibits have been filed or incorporated by reference as part of this Registration Statement:

Exhibit Number	Document

4.1

Articles III, V, VI and IX of the Restated Articles of Incorporation of Spartan Stores, Inc., as amended. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991 and as an exhibit to the Registrant's Form 10-K for the year ended March 28, 1998. Here incorporated by reference.

4.2

Articles II, III, IV, VII, VIII and IX of the Bylaws of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

5	Opinion of Warner Norcross & Judd LLP.

23.1	Consent of Independent Public Accountants.

23.2	Consent of Warner Norcross & Judd LLP (included in Exhibit 5 and incorporated herein by reference).

24	Powers of Attorney.

Item 9.    Undertakings.

         (a)     The undersigned registrant hereby undertakes:

         (1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

         (i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii)     To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)      The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (h)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant shall, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

                    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan, on this 4th day of February, 2000.

SPARTAN STORES, INC.
(Registrant)

By /s/ James B. Meyer*
James B. Meyer
President and Chief Executive Officer

                    Pursuant to the requirements of the Securities Act of 1933, this Form S-8 Registration Statement has been signed by the following persons in the capacities and on the date indicated.

February 4, 2000	By /s/ Russell H. VanGilder, Jr.*
Russell H. VanGilder, Jr.
Chairman of the Board and Director

February 4, 2000	By /s/ Roger L. Boyd*
Roger L. Boyd
Secretary of the Board and Director

February 4, 2000	By /s/ James G. Buick*
James G. Buick
Director

February 4, 2000	By /s/ John S. Carton*
John S. Carton
Director

February 4, 2000	By /s/ Parker T. Feldpausch*
Parker T. Feldpausch
Vice Chairman of the Board and Director

February 4, 2000	By /s/ Martin P. Hill*
Martin P. Hill
Director

February 4, 2000	By /s/ James B. Meyer*
James B. Meyer
Director

February 4, 2000	By /s/ Dan R. Prevo*
Dan R. Prevo
Director

February 4, 2000	By /s/ Alex J. DeYonker
Alex J. DeYonker
Director

February 4, 2000	By /s/ David M. Staples*
David M. Staples
Vice President Finance and Chief Financial Officer
(Principal Financial and Accounting Officer)

February 4, 2000	*By /s/ Alex J. DeYonker
Alex J. DeYonker
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Document

4.1

Articles III, V, VI and IX of the Restated Articles of Incorporation of Spartan Stores, Inc., as amended. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991 and as an exhibit to the Registrant's Form 10-K for the year ended March 28, 1998. Here incorporated by reference.

4.2

Articles II, III, IV, VII, VIII and IX of the Bylaws of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

5	Opinion of Warner Norcross & Judd LLP.

23.1	Consent of Independent Public Accountants.

23.2	Consent of Warner Norcross & Judd LLP (included in Exhibit 5 and incorporated herein by reference).

24	Powers of Attorney.